

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

<u>Via E-mail</u>
Donald G. Drapkin
Casablanca Capital LP
450 Park Avenue, Suite 1403
New York, NY 10022

Re: Cliffs Natural Resources Inc.
Preliminary Proxy Solicitation material filed on Schedule 14A
PREC14A filing made on March 7, 2014 by Casablanca Capital et al.
File Number: 001-08944

Dear Mr. Drapkin,

       We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

       Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to a filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 7, 2014

1. We noticed the assertion that the Casablanca parties plan to use, and have asked security holders to execute, a proxy card that is anticipated to be White in color. The issuer, Cliffs, however, stated in a filing made at least as early as January 28, 2014, that security holders would be invited to execute a proxy card that would be distributed in the color White. Please select another color to be used for the proxy card, or advise. Refer to Rule 14a-9.

    Proposal 1 – Election of Directors, page 7

2. Revise to specify the term over which each director nominee will serve if elected.

3. We noticed that if all six of the Casablanca parties' nominees are elected, those newly-elected directors will represent a majority of Cliffs' Board. Advise us, with a view toward revised disclosure, whether or not the successful election of the referenced majority will

Casablanca Capital LP et al.
c/o Donald G. Drapkin
March 14, 2014
P a g e | **2**

result in any "change-of-control" compensation payments becoming eligible or due for payment to any of Cliffs' officers or directors.

Voting and Proxy Procedures, page 14

4. We noticed the disclosure that "the proxy being solicited hereby will confer upon the proxy holders the authority to cumulate votes" and that "the proxy holder will retain discretionary authority to cast" votes to the extent security holders have not provided instructions with respect their preferred vote allocation. Advise us of the legal authority upon which the Casablanca parties rely in order to make these representations. If a legal basis exists to support such representations, please reconcile the proxy holder's intended reliance upon such authority with Item 6(c)(4) of Schedule 14A (which provision contemplates disclosure regarding the solicitation of discretionary authority to cumulate votes) and Rule 14a-4(c)(3)(which provision appears to specify and limit the use of discretionary authority by parties other than the issuer to a discrete matter other than cumulative voting). Alternatively, please revise the form of proxy to expressly seek discretionary authority to cumulate votes.

Important Notice Regarding the Availability of this Proxy Statement, page 17

5. We noticed that the proxy statement and other soliciting material will be available at the dedicated website www.FixCliffs.com. Please confirm that the Casablanca parties are not relying upon Rule 14a-16 to engage in the electronic distribution as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Information Concerning Cliffs, page 17

6. The Casablanca parties appear to have indicated that they intend to rely upon Rule 14a-5(c) to fulfill their disclosure obligations within Schedule 14A. If the Casablanca parties expect to mail their proxy statement prior to Cliffs' sending their proxy statement, please advise us how the Casablanca parties may lawfully rely upon Rule 14a-5(c) given that rule's requirement that the cross-referenced information must have been previously furnished.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

Casablanca Capital LP et al.
c/o Donald G. Drapkin
March 14, 2014
P a g e | **3**

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022